Simpson Thacher & Bartlett llp

2475 hanover street
palo alto, ca 94304

telephone: +1-650-251-5000
facsimile: +1-650-251-5002

Direct Dial Number	E-mail Address
+1-650-251-5110	wbrentani@stblaw.com

November 10, 2020

Jeff Kauten

Kathleen Krebs
Melissa Walsh

Stephen Krikorian
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Certara, Inc. - Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Certara, Inc. (the “Company”), we hereby confidentially submit for non-public review by the staff of the Securities and Exchange Commission (the “Staff”) an amendment to the above-referenced draft registration statement on Form S-1 (the “Draft Registration Statement”) confidentially submitted to the Staff on October 8, 2020. The Company has revised the Draft Registration Statement in response to the Staff’s comments in its letter, dated November 4, 2020, relating to the Draft Registration Statement (the “comment letter”), and to otherwise update its disclosure.

In addition, we are providing the following responses to the comment letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of the revised Draft Registration Statement. Unless otherwise defined below, terms defined in the revised Draft Registration Statement and used below shall have the meanings given to them in the revised Draft Registration Statement.

Prospectus Summary

Our Company, page 1

1.	Please identify the analysis that estimated that $1 billion was saved in clinical trial costs using biosimulation for a cancer drug and disclose the basis for your belief that you saved another company $60 million and 24 months.

The Company has revised its disclosure on pages 1, 2 and 82 in response to the Staff’s comment.

2.	Please disclose the methodology and assumptions underlying your calculation of your total addressable market and its expected growth rate.

The Company has revised its disclosure on pages 2, 83 and 84 in response to the Staff’s comment.

3.	Please balance your disclosure of revenue growth in 2018 and 2019 with disclosure of your net losses for each of these periods.

The Company has revised its disclosure on pages 2 and 83 in response to the Staff’s comment.

Our Sponsor, page 7

4.	Please briefly discuss EQT's acquisition of the company in July 2017. In addition, briefly describe the stockholders agreement and EQT’s director nomination rights.

The Company has revised its disclosure on page 9 in response to the Staff’s comment.

The Offering, page 9

5.	Please revise to clearly disclose whether the unrestricted and restricted shares of common stock to be issued upon conversion of the Class B Units are included in the common stock to be outstanding immediately after this offering. Also similarly clarify disclosures elsewhere in your filing that refer to, or are based on, the total shares of common stock outstanding upon consummation of this offering.

The Company has revised its disclosure on pages 12 and 51 to reflect that all the shares of common stock to be issued to Former Unit Holders shall be included in the total common stock to be outstanding immediately after this offering in response to the Staff’s comment.

Summary Consolidated Financial Data, page 12

6.	Please revise to explain the nature of adjustments to be assumed for purposes of the presentation of the “As Adjusted” balance sheet data.

The Company has revised its disclosure on page 15 in response to the Staff’s comment.

Risk Factors

Risks Related to Our Business

Our customers may delay or terminate contracts..., page 20

7.	Please clarify whether your technology-enabled service contracts may be terminated without a penalty.

The Company has revised its disclosure on page 22 in response to the Staff’s comment.

Risks Related to Our Indebtedness

Our indebtedness could materially adversely affect our financial condition..., page 32

8.	To provide context, please disclose the amount of cash used to pay your debt service requirements in the last two years and most recent interim period.

The Company has revised its disclosure on page 34 in response to the Staff’s comment.

Restrictive covenants in the agreements..., page 33

9.	Please revise your statement that a significant portion of your assets are pledged as collateral to secure your credit agreement to state that this agreement is secured by substantially all of your assets.

The Company has revised its disclosure on page 35 in response to the Staff’s comment.

Risks Related to this Offering and Ownership of Our Common Stock Provisions in our Organizational Documents…, page 39

10.	Please briefly describe the limitations on convening special stockholders meetings and the types of provisions that may only be amended by an affirmative vote of two-thirds of your stockholders.

The Company has revised its disclosure on page 41 in response to the Staff’s comment.

Special Note Regarding Forward-Looking Statements, page 43

11.	Please note that reliance upon the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act is not permitted in initial public offerings. See Section 27A of the Securities Act of 1933. Please either delete any references to the Private Securities Litigation Reform Act or make clear that the safe harbor does not apply to this offering.

The Company has revised its disclosure on page 45 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 54

12.	We note your general disclosures of the social and economic impacts from COVID-19 on page 18. Please tell us what consideration you gave to providing expanded information regarding the specific impacts you have experienced to your operations and relevant metrics resulting from the COVID-19 pandemic. Refer to CF Disclosure Guidance: Topic No. 9 and 9A for additional guidance.

The Company has revised its disclosure on page 58 in response to the Staff's comment.

Key Factors Affecting Our Performance, page 55

13.	Please disclose your quarterly bookings and renewal rates for each period presented. To the extent there are variances between the rates, revise to address any known underlying material trends.

The Company has revised its disclosure on page 57 in response to the Staff’s comment.

Non-GAAP Measures, page 56

14.	In your discussion of Adjusted EBITDA, please revise to include the most directly comparable GAAP measure with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Compliance and Disclosure Interpretation of Non-GAAP Financial Measures.

The Company has revised its disclosure on page 58 in response to the Staff’s comment.

Impacts of the Initial Public Offering

Equity-Based Compensation Expense, page 58

15.	You disclose the amount of unamortized compensation expense in respect of performance-vesting awards that will be amortized over the remaining requisite service period if and when you determine that vesting is probable. Please also disclose the amount of compensation cost to be recognized upon the completion of the offering related to those performance-based Class B units that are expected to vest. For example, we note from your disclosures on pages 101 and 105 that all of Dr. Feehery’s performance-based Class B Units are expected to vest upon the completion of this offering. In addition, disclose the number of vested shares of common stock and unvested restricted shares of common stock into which the vested and unvested Class B Units will be converted into upon the adoption of the 2020 Incentive Plan in connection with the offering.

The Company has revised its disclosure on pages 61 and 108 in response to the Staff’s comment.

Results of Operations, page 59

16.	Please discuss net income (loss) for each period.

The Company has revised its disclosure on pages 65 and 69 in response to the Staff’s comment.

Liquidity and Capital Resources

Contractual Obligations and Commercial Commitments, page 72

17.	Please revise to include a total for each column of the table that summarizes your contractual obligations, consistent with the format of the table specified in Item 303(a)(5) of Regulation S-K. In addition, please disclose changes in your contractual obligations during the interim period. Refer to Instruction 7 to Item 303(b) of Regulation S-K.

The Company has revised its disclosure on pages 73 and 74 in response to the Staff’s comment.

Critical Accounting Policies and Estimates

Equity-Based Compensation, page 75

18.	You indicate that the option-pricing models used to estimate the fair value of equity awards uses as inputs the fair value of your common stock. Please revise to disclose the methods used to determine the fair value of your common stock, the nature of the material assumptions involved, and the extent to which the estimates are considered highly complex and subjective. In addition, please explain to us why the fair value of your common stock is an input to your pricing model considering that, upon vesting, the holder receives a right to a fractional portion of the profits and distributions of the parent.

The Company has revised its disclosure on pages 77 and 78 in response to the Staff’s comment.

Business

Our Growth Strategy, page 84

19.	Please define your references to net revenue retention rate and net revenue repeat rate and clarify the period to which these measures relate. Please also disclose the number of customers for each period presented.

The Company has revised its disclosure on page 88 in response to the Staff’s comment.

Notes to the Consolidated Financial Statements

Note 13. Segment data, page F-27

20.	We note that you operate in one operating segment at the consolidated level. Please provide us with your comprehensive analysis to support this conclusion considering your disclosure that your CODM evaluates revenues and gross profits based on product lines and routes to market. Tell us what consideration was given to disclosing information about profit or loss and total assets by product line or routes to market. Refer to ASC 28010-50.

The Company acknowledges the Staff’s comment and notes that its inclusion of the statement regarding its CODM evaluating revenues and gross profits based on product lines and routes to market was a drafting error. The Company’s CODM allocates resources and assesses performance based upon financial information at the consolidated level, as discussed in the following paragraph of the disclosure. The Company has revised its disclosure on page F-27 to remove this sentence.

In response to the Staff’s comment, the Company advises the Staff that the CODM oversees and makes the business process and resource allocation decisions across the consolidated business. The strategic decisions are managed with functional leaders responsible for determining significant costs/investments and with business leaders responsible for overseeing the execution of the global strategy.

The financial information regularly reviewed by the CODM is consistent with how the key operating decisions are made.

There are no discrete financial results regularly reviewed by the CODM:

•	that provide Selling, General and Administrative (“SG&A”) expenses; or Cost of Sales, at a level below consolidated, as all of these costs are managed on a consolidated basis; or
•	that include any profitability or margin on a product category or regional basis that would enable the CODM to allocate resources and assess performance.

Based on these factors, and the overall assessment of the Company’s organization as described below, the Company concluded it operates as a single segment.

Determination of the CODM

The Company has concluded that its CEO is the CODM. The CEO oversees direct reports that include (i) leaders over functional areas, including legal, strategy, human resources, sales, finance, marketing, R&D/science, and innovation; and (ii) the business leader group.

Beginning in 2019 upon the hiring of the current CEO, a “One-Certara” strategy was initiated to focus the organization on a full end-to-end suite of software and technology-enabled services that assist biopharmaceutical R&D companies with optimization of their research & development.

The CEO is solely responsible for all key operating decisions, such as:

•	Approval of the budget
•	Reviewing budget vs. actual results
•	Leading customer engagement for top customers
•	Overseeing and approving merger and acquisition transactions
•	Hiring and firing for executive-level positions
•	Software development roadmap
•	Geographic expansion
•	Approval of compensation pool, benefits and performance bonuses
•	Approval of privacy & cybersecurity measures

Although input is provided by direct reports, the CEO is the sole authority making decisions that most significantly pertain to the Company’s critical business decisions.

Identification of operating segments

The Company’s assessment of each of the criteria defining an operating segment are as follows:

(a) It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity);

Certara is a horizontally integrated business with a focus on developing and delivering an end-to-end product application and service solution for biotechnology and pharmaceutical companies. As such, the Company shares resources for the common objective of growing a single end-to-end solution. Although the Company’s product offerings each earn revenues and incur expenses, disaggregated profitability information is not regularly provided or reviewed by CODM for the reasons summarized below.

(b) its operating results are regularly reviewed by the public entity’s CODM to make decisions about resources to be allocated to the segment and assess its performance; and (c) its discrete financial information is available.

The Company’s allocation of resources are determined based on a consolidated view of the One-Certara strategy to grow the singular end-to-end solution, and are not based on any level of disaggregation. Since its inception in 2008, the Company has made twelve strategic acquisitions of companies which have come together to serve as support for drug sponsors along the lifecycle of drug development – preclinical through regulatory approval as well as post-approval support, an end-to-end product and service offering. Each of the Company’s four major solutions are intended to serve as part of an integrated suite of services.

The Company’s Monthly Reporting Package and the Board Package comprise the primary sources of information used by the CODM when assessing performance and allocating resources. The monthly reporting package includes the following:

o	Monthly Reporting Package
▪	Financial Summary – Includes an analysis of year-to-date and current period key performance indicators (KPIs) at a consolidated level (Bookings, Revenue, Management EBITDA, Management EBIDTA Margin, others)
▪	Balance sheet highlights – Consolidated fluctuation analysis
▪	Cash flow highlights - Consolidated fluctuation analysis
▪	MD&A – Qualitative assessment of Consolidated revenue, Adjusted EBITDA and Liquidity
o	Board Package
▪	Financial Summary – Includes an analysis of year-to-date and current period key performance indicators (KPIs) at a consolidated level (Bookings, Revenue, Management EBITDA, Management EBIDTA Margin, others)
▪	Special project summary – Includes board level information related to company-wide initiatives and projects
•	Examples include, potential acquisition or divestiture projects, the IPO project, etc.
•	Information is presented to the board to report status and potential board approval.
▪	Overall business update – Includes a discussion of business updates and explanation of drivers behind projected performance
▪	Other board-related matters
•	Examples include, long-range forecast and strategy, reforecasting results, etc.

Based on the Company’s evaluation, the CODM evaluates performance and allocates resources at a consolidated level. Therefore, one operating and reportable segment was identified. As information about profit or loss and total assets by product line or routes to market is not provided to nor reviewed by the CODM, the Company has not included that disclosure.

Note 14. Income Taxes, page F-28

21.	Please tell us the components of your remaining valuation allowance as of December 31, 2019. Also explain the nature of the increase in the total valuation allowance from 2018 to 2019. In this regard, we note the significant decrease in your foreign net operating loss carryforwards in 2019.

The components of the Company’s remaining valuation allowance as of December 31, 2019 are as reflected in the below chart.

State tax attributes	(657,604)
Investment tax credits	(998,316)
Research credits	(443,818)
Foreign tax credits	(8,513,357)
Net operating losses	(5,184,275)
Disallowed interest	(4,748,308)
Total	(20,545,678)

The increase in the total valuation allowance from 2018 to 2019 was principally driven by additions to the following deferred tax assets during 2019: foreign tax credits, disallowed interest under section 163(j) and net operating losses. The Company concluded that it was more likely than not that these deferred tax assets would not be realized and therefore recorded a full valuation allowance against such assets.

General

22.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comment, the Company advises the Staff that it will provide the Staff with a copy of the PowerPoint presentation expected to be used in meetings with qualified institutional buyers or institutional accredited investors in reliance on Section 5(d) of the Securities Act. The Company will supplementally provide copies of any written communications, as defined in Rule 405 under the Securities Act, used after such meetings that differ in any substantive way from those provided to the Staff that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act.

23.	Please disclose the source of the assertions in your prospectus that you are a global leader in biosimulation (pages 1, 54 and 79) and that customers using conventional human trials would face millions in additional costs and significant launch delays (pages 6 and 86).

The Company has revised its disclosure on pages 1, 6, 56, 82 and 90 in response to the Staff’s comment. The Company also advises the Staff that it supports the statement that it is a global leader in biosimulation through its review of several market research reports that mention the Company as a major participant in the industry and, in many cases, ranked as the #1 leader. In addition, the Company notes that its 2019 revenue was greater than its two closest competitors, both of which are public companies.

* * * * * * *

Please call me (650-251-5110) if you wish to discuss our responses to the comment letter.

Very truly yours,

/s/ William B. Brentani
William B. Brentani

cc:          Dr. William F. Feehery, Chief Executive Officer,

Richard M. Traynor, Senior Vice President and General Counsel

Certara, Inc.

Jason M. Licht,

Latham & Watkins, LLP